Exhibit 99.1

NewGenIVF Completes Exchange of Convertible Notes with Institutional Investor

Restructuring eliminates prior mandatory proceeds sweep and improves capital structure flexibility

BANGKOK, August 17, 2026 – NewGenIVF Group Limited (Nasdaq: NIVF) (“NewGen” or the “Company”), a technology-driven, diversified growth company, today announced that it has completed an exchange agreement with a certain institutional investor (“Investor”) pursuant to which existing convertible notes held by the Investor were exchanged for a new senior convertible note on amended terms. The exchange closed on August 14, 2026.

The restructuring eliminates the prior mandatory requirement that a significant percentage of proceeds from new capital raises be applied to prepay the notes under the Repurchase and Forbearance Agreement dated June 16, 2026, which was disclosed in the Company’s Form 6-K filing on June 16, 2026. The new note also incorporates a leak-out framework and other modified terms intended to provide greater flexibility for the Company. The full agreement will be filed as an exhibit to the Company's Report on Form 6-K, which will be furnished to the U.S. Securities and Exchange Commission simultaneously with this press release.

“This exchange represents an important step in improving the terms of our capital structure,” said Alfred Siu, Founder, Chairman and CEO of NewGen. “By removing the previous mandatory proceeds sweep and establishing more constructive terms, we enhance our ability to manage future financing activity in a manner that better supports the Company’s strategic objectives and long-term growth.”

The Company continues to evaluate additional opportunities to further optimize its capital structure in a manner consistent with shareholder interests.

About NewGen

NewGenIVF Group Limited is a technology-forward, diversified growth company pursuing opportunities across real estate development, digital asset innovation, and reproductive health solutions. The Company operates through NewGenProperty, focused on real estate development projects in Ras Al Khaimah, United Arab Emirates; NewGenDigital, focused on digital asset and decentralized-finance solutions; and NewGenSup, focused on health and longevity products and solutions. NewGenIVF’s legacy business includes IVF and assisted reproductive treatment services across Asia. To learn more, visit www.nivf.global. Information contained on, or accessible through, the Company’s website is not incorporated by reference into this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, but are not limited to, statements regarding: the anticipated benefits of the exchange of the Investor's existing convertible notes for a new senior convertible note on amended terms, including the elimination of the prior mandatory proceeds sweep and the leak-out framework and other modified terms intended to provide greater flexibility for the Company; the Company's ability to manage future financing activity in a manner that supports its strategic objectives and long-term growth; and the Company's plans to continue evaluating additional opportunities to optimize its capital structure.

These forward-looking statements are based on the Company's current expectations, estimates, projections and assumptions as of the date of this press release and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. These risks and uncertainties include, among others: risk relating to the Company's convertible note financing arrangements, including compliance with associated covenants and the risk of default; share dilution and capital markets issuance risk; and liquidity and capital requirements risk. Additional risks are described in the Company's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable securities laws.

Contacts

ICR, LLC

Robin Yang

Phone: +1 (212) 537-3847

Email: Newgenivf.IR@icrinc.com